January 4, 2007

Xiangzhi Chen, CEO
Zeolite Exploration Company
Youth Pioneer Park
Taian Economic and Technological Development Zone
Tai'an City, Shandong Province 271000
People's Republic of China

> **Re: Zeolite Exploration Company**
> **Amendment No. 2 to Registration**
> **Statement on Form S-1**
> **File No. 333-132906**
> **Filed December 18, 2006**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis, page 11

1. We note your responses to prior comments two and six of our letter dated September 29, 2006. Please revise your disclosure regarding operating expenses on page 13 to eliminate the reference to rebates. In addition, we note that the independent accountant's report was revised to reference the restatements, but the report was not redated or dual-dated. Please discuss with your independent accountant and revise the report accordingly, or tell us why you believe that no revision is required.

<u>Contractual Obligations and Contingent Liabilities, page 23</u>

2. We note your response to prior comment seven. Please tell us whether your purchase obligations meet the definition outlined in Item 303(a)(5)(ii)(D) of Regulation S-K. If so, revise your disclosures as appropriate, or tell us why you believe that no revisions are required.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar, Assistant Chief Accountant at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Raymond L. Veldman
Fax: (949) 623-4463